Exhibit (a)(30)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART
IN OR INTO CANADA, AUSTRALIA OR JAPAN

                                                                      PACIFICORP

29 April 1998

                              Increased Cash Offer

                                       by

                           Goldman Sachs International

                                  on behalf of

                             PacifiCorp Acquisitions

                                       for

                              The Energy Group PLC


                   Level of Acceptances and Extension of Offer


As at 10.00pm (London time), 5.00pm (New York City time) on 28 April 1998, PacifiCorp Acquisitions had received valid acceptances under the Offer in respect of a total of 5,263,647 Energy Group shares and 793,041 Energy Group ADSs, representing in aggregate 8,435,811 Energy Group Shares or 1.61 per cent. of the issued ordinary share capital of The Energy Group.

The Offer has been extended until 10.00pm (London time), 5.00pm (New York City time) on 5 May 1998.

Prior to the commencement of the offer period on 26 January 1998, PacifiCorp Acquisitions, including all persons acting in concert with PacifiCorp Acquisitions, owned, or had rights over 7,533,346 Energy Group Shares, including Energy Group Shares represented by Energy Group ADSs.

Since 26 January 1998, PacifiCorp Acquisitions has acquired 45,987,079 Energy Group Shares (including 241,589 shares held by the PacifiCorp Master Retirement Trust before 26


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January 1998), representing  approximately 8.82 per cent. of the issued ordinary share capital of The Energy Group.

ENQUIRIES
---------

PacifiCorp                                       1 503 731 2123
Scott Hibbs

Goldman Sachs International                      0171 774 1000
Meyrick Cox

Gavin Anderson                                   0171 467 2345
Howard Lee